SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2006
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
          Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

SIGNATURE

Agenda           1
This is to give Notice of our Annual Stockholders’ Meeting to be held on Friday, April 28, 2006 at 10:00 hours (CEST) in the Congress Center North of the Cologne Exhibition Center, Hall 9, Deutz-Mülheimer-Straße 111, 50679 Cologne, Germany.
Agenda
1. Submission of the Approved Financial Statements and Consolidated Financial Statements, the Management Reports for the Bayer AG and the Bayer Group, and the Report of the Supervisory Board for Fiscal Year 2005; Resolution on Distribution of the Profit.
The Board of Management and the Supervisory Board propose that the balance sheet profit in the amount of Euro 693,824,824 be used to pay a dividend of Euro 0.95 per share entitled to dividends and that this be payable on May 2, 2006.
2. Ratification of the Actions of the Members of the Board of Management
The Board of Management and the Supervisory Board propose to ratify the actions of the members of the Board of Management holding office during the 2005 fiscal year with respect to that year.
3. Ratification of the Actions of the Members of the Supervisory Board
The Board of Management and the Supervisory Board propose to ratify the actions of the members of the Supervisory Board holding office during the 2005 fiscal year with respect to that year.
4. Revocation of Existing Authorized Capital, Creation of New Authorized Capital with the Option of Excluding Subscription Rights and Amendment of § 4 (2) and (3) of the Articles of Incorporation (Capital Stock)
The terms for the current Authorized Capital I (§ 4 (2) sentences 1 – 3 of the Articles of Incorporation) and the current Authorized Capital II (§ 4 (2) sentences 4–9 of the Articles of Incorporation) both expire on April 26, 2007 and therefore presumably before the planned 2007 Annual Stockholders’ Meeting. The term for the Authorized Capital III (§ 4 (3) of the Articles of Incorporation) will have been expired at the time of this year’s Annual Stockholders’ Meeting since it is limited in time until April 27, 2006. The previously Authorized Capital shall therefore be renewed in terms of content and at the same time be restructured as Authorized Capital I and II.
The Board of Management and the Supervisory Board therefore propose to adopt both of the following resolutions, which are independent of each other:
(a)      (1) The authorization of the Board of Management to increase with approval of the Supervisory Board the capital stock of the Company by up to Euro 150,000,000.00 until April 26, 2007 as provided in § 4 (2) sentences 1-3 of the Articles of Incorporation (Authorized Capital I) shall be revoked by deleting sentences 1 – 3 of § 4 (2) of the Articles of Incorporation.
           (2) With approval of the Supervisory Board and until April 27, 2011, the Board of Management shall be authorized to increase the Capital Stock in one or more installments by up to a total amount of Euro 465,000,000.00 by issuing new bearer non-par stock. The issue of new bearer non-par stock may take place in exchange for cash and/or contributions in kind whereby a capital increase in exchange for contributions in kind may only take place for a total amount of up to Euro 370,000,000.00 (Authorized Capital I). In such cases, the stockholders shall be granted subscription rights. Subject to the approval of the Supervisory Board, the Board of Management shall however be authorized to exclude the subscription right of stockholders for any excess shares remaining after rights have been allocated (fractional amounts) and be authorized to exclude subscrip-
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tion rights to the extent necessary to grant subscription rights for new stock to holders of bonds issued by the Company or its group companies having conversion rights or attached warrants or obligatory conversion rights to the extent bond-holders were entitled to subscription rights upon exercise of their conversion right or warrant or obligatory conversion right. Moreover, the Board of Management shall be authorized subject to the approval of the Supervisory Board to exclude subscription rights if the increase in capital is in exchange for contributions in kind for purposes of acquiring companies, parts of companies, or participations in companies or other assets. Subject to the approval of the Supervisory Board, the Board of Management shall determine the rights to be embodied in such new shares and their conditions of issuance including the issue price.
     (3) Upon entry into the commercial register of its deletion pursuant to agenda item 4 (a) (1) above, sentences 1 – 3 of § 4 (2) of the Articles of Incorporation shall be replaced with the following language:
“(2) With approval of the Supervisory Board and until April 27, 2011, the Board of Management is authorized to increase the Capital Stock in one or more installments by issuing new bearer non-par stock by up to a total amount of Euro 465,000,000.00. The issue of new bearer non-par stock may take place in exchange for cash and/or contributions in kind whereby a capital increase in exchange for contributions in kind may only take place for a total amount of up to Euro 370,000,000.00 (Authorized Capital I). In such cases, the stockholders shall be granted subscription rights. Subject to the approval of the Supervisory Board, the Board of Management shall however be authorized to exclude the subscription right of stockholders for any excess shares remaining after rights have been allocated (fractional amounts) and be authorized to exclude subscription rights to the extent necessary to grant subscription rights for new stock to holders of bonds issued by the Company or its group companies having conversion rights or attached warrants or obligatory conversion rights to the extent bondholders were entitled to subscription rights upon exercise of their conversion right or warrant or obligatory conversion right. Moreover, the Board of Management shall be authorized subject to the approval of the Supervisory Board to exclude subscription rights if the increase in capital is in exchange for contributions in kind for purposes of acquiring companies, parts of companies, or participations in companies or other assets. Subject to the approval of the Supervisory Board, the Board of Management shall determine the rights to be embodied in such new shares and their conditions of issuance including the issue price.”
     (4) The Supervisory Board is authorized to amend § 4 (1) and (2) of the Articles of Incorporation to correspond to the current use of the Authorized Capital I or after expiration of the authorization term.
     (5) The Board of Management is instructed to apply for entry into the commercial register of the above under agenda item no. 1 approved revocation of the Authorized Capital I contained in the current sentences 1-3 of § 4 (2) of the Articles of Incorporation only once it is ensured that, immediately after entry of the deletion of the current sentences 1-3 of § 4 (2) of the Articles of Incorporation, the approved creation of the new Authorized Capital I in the amount of Euro 465,000,000.00 with the corresponding amendment to the Articles of Incorporation pursuant to the above agenda item 4 (a) (2) and (3) is entered into the commercial register.
b) (1) The authorization of the Board of Management contained in § 4 (2) sentences 4-9 of the Articles of Incorporation to increase the capital stock of the Company, upon consent of the Supervisory Board and until April 26, 2007, by a maxi-
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Agenda            3
mum of Euro 100,000,000.00 in exchange for cash contributions shall be revoked and the sentences 4-9 of § 4 (2) of the Articles of Incorporation deleted. Section 4 (3) of the Articles of Incorporation containing Authorized Capital iii limited in time until April 27, 2006 shall be deleted.
     (2) The Board of Management shall be authorized, until April 27, 2011 and with approval of the Supervisory Board, to increase capital by up to a total amount of Euro 186,000,000.00 in one or more installments by issuing new bearer non-par stock in exchange for cash contributions (Authorized Capital ii). In such case, the stockholders shall be granted subscription rights. In case of singular or repeated exercise of the Authorized Capital ii and with approval of the Supervisory Board, the Board of Management shall however be authorized to exclude subscription rights of the stockholders in an amount of the capital increase not exceeding 10 % of the capital stock existing at the time this authorization becomes effective and existing at the time this authorization is exercised for purposes of issuing new stock in exchange for cash contributions at an issue price not materially below the market price of the company’s stock already listed on the stock exchange at the time the issue price is finally determined. Stock which was acquired on the basis of an authorization of the Stockholders’ Meeting and is sold pursuant to § 71 (1) No. 8 sentence 5 of the German Stock Corporation Act (Aktiengesetz) in conjunction with § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) during the term of this authorization shall apply towards the above-mentioned 10 % limit. Moreover, those stocks shall be applied towards this limit which were or are to be issued in satisfaction of bonds with conversion rights or attached warrants or which are mandatorily convertible if the bond was issued during the term of this authorization subject to exclusion of the subscription rights under analogous application of § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz). Subject to the consent of the Supervisory Board, the Board of Management shall decide on the content of the stock rights and further conditions of the stock issuance including the issue price.
     (3) Upon entry into the commercial register of the deletion of the current language pursuant to Agenda Item 4 (5) (b) (1), § 4 (3) of the Articles of Incorporation shall be replaced with the following language:
“(3) The Board of Management is authorized to increase capital up to a total amount of Euro 186,000,000.00 in one or more installments until April 27, 2011 with approval of the Supervisory Board by issuance of new bearer non-par stock in exchange for cash contributions (Authorized Capital ii). In such case, the stockholders shall be granted subscription rights. In case of singular or repeated exercise of the Authorized Capital ii and with approval of the Supervisory Board, the Board of Management is however authorized to exclude subscription rights of the stockholders in an amount of the capital increase not exceeding 10 % of the capital stock existing at the time this authorization becomes effective and existing at the time this authorization is exercised for purposes of issuing new stock in exchange for cash contributions at an issue price not materially below the market price of the Company’s stock already listed on the stock exchange at the time the issue price is finally determined. Stock which was acquired on the basis of an authorization of the Stockholders’ Meeting and is sold pursuant to § 71 (1) No. 8 sentence 5 of the German Stock Corporation Act (Aktiengesetz) in conjunction with § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) during the term of this authorization shall apply towards the above-mentioned 10 % limit. Moreover, those stocks shall be applied towards this limit which were or are to be issued in satisfaction of bonds with conversion rights or attached warrants or which are obligatory conversion rights if the bond was issued during the term
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4          Agenda
of this authorization subject to exclusion of the subscription rights under analogous application of § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz). Subject to consent of the Supervisory Board, the Board of Management shall decide on the content of the stock rights and further conditions of the stock issuance including the issue price.”
     (4) The Supervisory Board shall be authorized to amend § 4 (1) and (3) of the Articles of Incorporation to correspond to the current use of the Authorized Capital II or after expiration of the authorization term.
     (5) The Board of Management is instructed to apply for entry into the commercial register of the above under agenda item no. 4 (b) (1) approved revocation of the Authorized Capital II contained in the current sentences 4 - 9 of § 4 (2) of the Articles of Incorporation only once it is ensured that, immediately after entry of the deletion of the current sentences 4 - 9 of § 4 (2) of the Articles of Incorporation, the approved creation of the new Authorized Capital II in the amount of Euro 186,000,000.00 with the corresponding amendments to the Articles of Incorporation pursuant to the above agenda item no. 4 (B) (2) and (3) are entered into the commercial register.
***
Reports of the Board of Management on Agenda Item 4
Concerning Agenda Item 4 Resolution a): Report of the Board of Management pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) sentence 2 of the German Stock Corporation Act (Aktiengesetz)
Generally, in the event that the Authorized Capital I is exercised, we want to grant our Stockholders subscription rights and only wish to be able to exclude such in the following cases:
The authorization to exclude subscription rights for fractional amounts serves the purpose of being able to show a practicable subscription ratio with respect to the amount of the respective capital increase. Without an exclusion of the subscription rights for fractional amounts, the technical execution of a capital increase in an even amount and the exercise of the subscription rights would be made significantly more difficult. The new stock created from the fractional amounts excluded from the subscription rights of the Stockholders shall be either sold on the stock market exchange or used in some other way, which is most beneficial for the Company.
The authorization to exclude subscription rights in favor of holders of bonds issued by the Company or its group companies having conversion rights or attached warrants or in cases of obligatory conversion rights serves the purpose of not having to reduce the option or conversion price in order to keep with the so-called dilution protection clause of the conversion or warrant conditions in the event the authorization is used. Rather, also the holders of bonds having conversion rights or attached warrants or obligatory conversion rights shall be granted subscription rights to the extent they would be entitled to such upon exercise of the conversion right or warrant or upon satisfaction of an obligatory conversion right. The authorization enables the Board of Management in the event of using the Authorized Capital I to choose between the two alternatives after careful consideration of the interests.
The authorization to exclude subscription rights in the event of capital increases in exchange for contributions in kind is limited to that portion of the Authorized Capital I, which may be used for the capital increases in exchange for contributions in kind; i.e., a maximum totaling Euro 370,000,000.00. Therefore, this authorization is limited to an amount equaling less than 20 % of the current Capital Stock of the Company. This authorization serves the purpose of enabling the
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Agenda          5
acquisition of companies, parts of companies, or participations in companies or other assets in exchange for stock. If the acquisition of participations or the acquisition of other assets by way of increasing capital in exchange for contributions in kind results in tax savings for the seller or if for some other reason the seller is more inclined towards receiving stock in the company rather than cash payment, this option strengthens the Company’s negotiating position. In isolated cases, special interests of the Company may require to offer the seller new stock as consideration for a participation in the company. The Authorized Capital I allows the company to act quickly and flexibly in the face of favorable opportunities to acquire companies, parts of companies or participations in companies or other assets in exchange for issuing new stock. The requested authorization allows in each individual case an optimal financing of the acquisition in exchange for the issuance of new stock with an increase of the Company’s equity. In any case, the management only desires to exercise the option of using Authorized Capital I for purposes of increasing capital in exchange for contributions in kind under exclusion of the subscription rights if the value of the new stock and the value of the consideration (i.e., the value of the company, part of company or participation in the company, or other asset to be acquired) are in due proportion to each other. At the same time, the issue price of the new stock to be issued shall generally be aligned with the prevailing market price.
An economic disadvantage for the Stockholders excluded from the subscription rights is thus avoided. By limiting the possible volume to less than 20 % of the current Capital Stock of the Company, the voting right of the Stockholders would only be slightly diluted in the event that the authorization is exercised. After consideration of all aforementioned circumstances, the exclusion of subscription rights in the above-described amounts is necessary, suitable, reasonable, and demanded by the Company’s interest.
The Board of Management shall in each case carefully examine the circumstances in order to ascertain whether the exercise of the Authorized Capital I and, as the case may be, the exclusion of subscription rights is in the interest of the Company and therefore the Stockholders. The Board of Management shall inform the Annual Stockholders’ Meeting of each exercise of the Authorized Capital I.
Concerning Agenda Item No. 4 Resolution b): Report of the Board of Management pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) sentence 2 of the German Stock Corporation Act (Aktiengesetz)
Generally, in the event that the Authorized Capital ii is exercised, we want to grant our Stockholders subscription rights but would like to have the option of excluding such rights in one particular case i.e., pursuant to § 203 (1) sentence 1, 203 (2), 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz):
This possibility serves the interest of the Company in reaching the best possible issue price when issuing new stock. The statutory option provided in § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) puts the Board of Management in a position to respond quickly and flexibly as well economically to current favorable market opportunities, subject to the Supervisory Board’s approval. In so doing a best possible increase in equity will be attained which is in the interests of the Company and all Stockholders. By waiving the time-consuming and costly procedure of subscription rights, the equity needs may be quickly covered using short-time market opportunities and new domestic and foreign stockholders will be gained. This option of increasing capital at optimum conditions and at a nominal expense to subscription rights is particularly important for the Company because it allows it to react quickly and flexibly to market opportunities in new and fast-changing
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markets and to cover any thus arising equity needs on a short term basis.
Stock issued under exclusion of subscription rights pursuant to § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) may not exceed 10 % of the Capital Stock i.e. neither at the time that the authorization takes effect nor at the time the authorization is exercised. In calculating this limit, company stock sold during the term of authorization or company stock sold excluding subscription rights pursuant to § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) will be included. Further included in this limited number of stock are those stocks which were or are to be issued in satisfaction of bonds having conversion rights or attached warrants or obligatory conversion rights if the bonds were issued during the term of this authorization or the authorization of the Company under exclusion of subscription rights in analogous application of § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz). These conditions take into account the interests of the Stockholders with respect to the protection against the dilution of their stockholdings in compliance with the respective statutory provisions.
The issue price and thus the funds flowing to the company for the new stock will orient itself to the market price of already floating stock and will not significantly fall short of the market price, the price expected to be not less than 3 % but in no case less than 5 % compared to the current market price.
In view of the fact that all stock issued in the past by the Company is admitted for trade in the official market of the German stock exchanges and that they are widely held, Stockholders desiring to maintain their percentage stockholdings may purchase additional stock of the Company on the stock market exchange without any problem in cases where the Authorized Capital II under exclusion of subscription rights pursuant to § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) is utilized. In the calendar year 2005 more than a billion non-par stock of the company were traded on the German stock exchanges equaling 1.5 times the total number of Company stock.
Generally it is therefore ensured that in keeping with the statutory parameters of § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz), Stockholder capital interests as well as Stockholder voting rights are reasonably preserved in the event that Authorized Capital II is utilized under exclusion of subscription rights. Taking all of these circumstances into account, the authorization to exclude subscription rights subject to the above restrictions is necessary, suitable, reasonable and demanded by the interests of the Company.
***
5. Amendment of § 16 of the Articles of Incorporation (Conduct of the Stockholders’ Meeting)
Due to the Company Integrity and Modernization of the Right to Contest Act (Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts) which came into effect on November 1, 2005, the provisions concerning the conduct of Stockholders’ Meetings were amended. According to the new § 131 (2) sentence 2 of the German Stock Corporation Act (Aktiengesetz), the meeting chairman is entitled to set reasonable time limits on the right of Stockholders to speak and pose questions. Thus, the legislature is pursuing the goal of avoiding misuses of the right to speak and pose questions and to ensure that the Stockholders’ Meeting is conducted in a
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time-efficient manner with focus on the material strategic decisions.
The Board of Management and Supervisory Board therefore propose to adopt the following resolution:
§ 16 (3) of the Articles of Incorporation of the Company shall read as follows:
“The chairman is entitled to set reasonable time limits on the right of the stockholders to speak and pose questions. In particular, he may at the beginning or during the Stockholders’ Meeting set reasonable time frames for the course of the Stockholders’ Meeting, for the comments on the specific agenda items, or for the specific questions and speeches.”
The former § 16 (3) of the Articles of Incorporation of the Company shall become § 16 (4).
6. Authorization to Purchase Company Shares and Sell Company Shares Subject to Exclusion of Subscription Rights
Due to the expiration of the authorization term adopted by the last Annual Stockholders’ Meeting on October 28, 2006 subject to the revocation of this authorization, the Board of Management shall again be authorized to purchase Company shares. To the extent the shares will be utilized for stock compensation programs, these programs for the years 2000 to 2002 have already been the subject of Stockholders’ Meeting resolutions in the past years for the shares to be issued in each of the respective years.
The Board of Management and the Supervisory Board propose adoption of the following resolution:
     a) The Company is authorized until October 27, 2007 to purchase Company shares representing up to 10% of the Company’s current capital stock. The purchase must be made on the stock exchange. The purchase price (excluding incidental costs of purchase) shall not be more than or less than 10 percent of the Company’s share price calculated by the trading day opening auction on the EXTRA-trading system (or corresponding successor system) of the Frankfurt Stock Exchange.
The current authorization to purchase Company shares, valid until October 28, 2006, will cease to be valid upon this new authorization coming into effect.
     b) The authorization may be exercised for all shares in one or more installments. The authorization may be exercised for any legally permissible purpose and in pursuit of one or more of the purposes mentioned in paragraphs c), d), e) and f) Where it is used for one or more of the purposes mentioned in paragraphs c), d) or e), the subscription rights of the Stockholders are excluded.
     c) The Board of Management is authorized to sell the shares acquired under this authorization other than through the stock exchange or through an offering to all Stockholders, provided that the sale is made for cash and at a price that is not significantly below the stock market value of the Company’s shares at the time of sale. This authorization is limited to a total of 10 % of the Company’s capital stock. The maximum 10 % limit of the capital stock shall be reduced by the pro rata amount of the capital stock attributable to those shares which were issued while this authorization is still valid in connection with a capital increase subject to an exclusion of subscription rights pursuant to § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz). The maximum 10 % limit of capital stock shall further be reduced by the pro rata amount of capital stock attributable to those shares which are issued for purposes of warrant bonds and /or convertible bonds to the
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extent the bonds are issued while the authorization is valid subject to the exclusion of subscription rights under analogous application of § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz).
     d) The Board of Management is authorized to transfer to third parties the shares acquired under the above-described authorization, provided this is for the purpose of acquiring companies, parts of companies or interests in companies, or consummating company combinations.
     e) In connection with stock option programs (hereinafter “Stock Compensation Programs”), the Board of Management is authorized to offer and transfer Company shares acquired under the above-described authorization to managerial and non-managerial employees of the Company and its subordinated affiliated companies in the manner described in paragraph h) below.
     f) The Board of Management is authorized to redeem the shares acquired under the above authorization without a further resolution of the Stockholders’ Meeting.
     g) The Board of Management may only exercise the authorizations in paragraphs c) and d) with the consent of the Supervisory Board Furthermore, the Supervisory Board may determine that actions of the Board of Management based on this resolution of this Stockholders’ Meeting may be undertaken only with its consent.
     h) Company shares acquired under this authorization may be used for two different types of Stock Compensation Programs of the years 2000-2002: Module 1 of the stock participation program (hereinafter, “SPP”) and the stock incentive program (hereinafter, “SIP”). The essential conditions of these Stock Compensation Programs are as follows:
Stock Options
Each participant in either of the two Stock Compensation Programs is eligible to receive shares of the Company under the following terms and conditions. Any right to receive shares of the Company is hereinafter referred to as a “Stock Option”.
Persons Eligible to Participate
Persons eligible to participate in the SPP were, in principle, all employees of the Company covered by collective bargaining agreements and managerial employees in contract levels 1 to 3, provided that, at the time of the commitment, they were permanently employed by the Company, not under notice, and, in the year previous to commitment, received a variable one-time compensation component. The same applied also to employees of subordinated affiliated companies, in so far as such companies also offered a SPP.
Persons eligible to participate in the sip were all contract levels 4 and 5 managerial employees provided that, at the time of the commitment, they were permanently employed by the Company, not under notice, not members of a Group Leadership Circle and in the then respective previous year received a variable one-time compensation payment. The same also applied to managerial employees with comparable functions in subordinate affiliated companies taking part in the program.
Conditions of Participation
It was a condition of participation in the Stock Compensation Programs that the participant make a personal investment in shares of the Company (hereinafter, “Investment Shares”). The maximum number of Investment Shares depended on the individual variable compensation component of each eligible participant and on the share price at the respective time of the commitment.
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For every ten (10) of his own Investment Shares, a participant in Module 1 of the ssp received five (5) Stock Options representing one Company share each. For every ten (10) of his own Investment Shares, a participant in the sip receives ten (10) Stock Options representing one Company share each.
Term / Content of the Program
Both Stock Compensation Programs from the years 2000 to 2002 (ssp Module 1, sip) have a 10-year term. The programs from the years 2003 and 2004 involve exclusively cash payments and are not covered by this resolution. The Employee Stock Compensation Program from the Year 2005 is also not subject of the resolution.
During the term of the program, each participant can receive further shares of the Company free of charge (hereinafter, “Incentive Shares”) for every ten Investment Shares; under ssp, this is limited to a maximum of five Incentive Shares, under sip, a maximum of ten Incentive Shares. It is a condition of the foregoing that the participant’s own Investment Shares must remain in his special deposit account from the start of the program until the relevant distribution date. Under sip, the distribution of Incentive Shares is subject to a further condition. Incentive Shares for tranches established before 2003 are only granted if the performance of the shares of the Company (measured as the total return) exceeds that of the reference index, the Dow Jones euro stoxx 50sm (performance index). The performance of the share compared with the performance of the index is determined on the basis of the average prices over the ten trading days preceding the start of the program or the respective distribution date in the closing auction of xetra trading system on the Frankfurt Stock Exchange (or a corresponding successor system). For tranches established before the year 2003 not only the trading price of stock of the Company, but also dividend payments, measures concerning the stock capital, the value of subscription rights and other special rights are to be taken into account according to the same criteria as in the Dow Jones euro stoxx 50sm (performance index). In connection with the spin-off of the lanxess subgroup, all currently running tranches of the Stock Option Programs have been adjusted to essentially offset the effects of dilution and loss of value resulting from the spin-off.
Stock options may be exercised after a two-year, six-year, and finally 10-year holding period, respectively. If the aforementioned conditions are met, participants are granted, for every ten deposited Investment Shares, the following Incentive Shares at the times indicated:

Distribution date	SPP	SIP
at end of:	[no. Incentive Shares]	[no. Incentive Shares]

• 2 years	1	2
• 6 years	2	4
• 10 years	2	4

Incentive Shares are granted to all eligible participants free of charge.
Non-transferability/Employee Status
The stock options, i.e. the rights to receive Incentive Shares, are legally non-transferable. In principle, they can only be granted provided that the participant is employed by the Company or by a subordinated affiliated company of the Company on the distribution date and is not under notice.
***
Report by the Board of Management to the Annual Stockholders’ Meeting pursuant to § 71 (1) no. 8 in conjunction with § 186 (4) sentence 2 German Stock Corporation Act (Aktiengesetz) regarding Item 6 of the Agenda
Section 71 (1) no. 8 of the German Stock Corporation Act (Aktiengesetz) allows stock corporations to purchase company shares representing up to 10 percent of the company’s capital stock on the basis of an authorization from the Stockholders’ Meeting. Item 6 of the Agenda contains a proposal to grant an appropriate authorization, limited to a term of 18 months. This will enable the Board of
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Management, in the interest of the Company and of its stockholders, to purchase Company shares on the market representing up to 10 percent of the Company’s current capital stock.
The Company shares purchased by the Company can be resold on the stock market or through a public offering to all stockholders. These possibilities ensure that the principle of equality of treatment of stockholders is respected both in the purchase and the reissue of the shares.
Furthermore, the Company may also sell the purchased Company shares off the market, without a public offering to all stockholders, provided that the price of the shares is not significantly lower than the trading price at the time of sale. This authorization makes use of the simplified exclusion of subscription rights allowed under § 71 (1) no. 8 of the German Stock Corporation Act (Aktiengesetz) in analogous application of § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz). In particular, in the interest of the Company, it will be possible to offer shares of the Company to institutional investors domestically and abroad and to broaden the stockholder base. The requested authorization will allow the Company to respond quickly and flexibly to favorable stock market conditions. The interests of stockholders with regard to their assets and voting rights will be duly respected. The authorization based on § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) to exclude subscription rights upon the sale of the Company’s own shares, including any authorizations to issue new shares or convertible bonds and excluding subscription rights under § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) is limited to a maximum of 10 percent of the Company’s capital stock. For these purposes, the capital stock is defined as the capital stock existing at the time the authorization is first exercised. The maximum amount shall include otherwise issued shares subject to exclusion of subscription rights pursuant to or analogously pursuant to § 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz). The aim of protecting stockholders from dilution is achieved by stipulating that the shares may only be sold for a price that is not significantly lower than the applicable trading price. The final selling price of the Company shares shall be determined immediately prior to the sale. The Board of Management shall endeavor — taking into account current market circumstances — to keep any discount on the trading price as low as possible. Interested stockholders can maintain their participation quota through purchases on the market at essentially identical conditions.
The Company shall furthermore be allowed to offer its own shares for consideration in the context of company combinations or the acquisition of companies or parts of companies or interests in companies. The proposed authorization should give the Company the necessary scope to use quickly and flexibly any acquisition opportunities that arise. The proposed exclusion of subscription rights will enhance this aim. When determining the valuation, the Board of Management will ensure that the interests of stockholders are duly protected. As a rule, it will base its assessment of the share value offered as consideration on the trading price of the Company shares. However, the intention is not to link the value rigidly to a trading price, particularly so as to prevent the outcome of negotiations, once achieved, from being jeopardized by fluctuations in the trading price. The Company is not planning any specific acquisitions at the present time.
Furthermore, under the provisions of paragraphs e) and h), the Company should be able to use its own Company shares for Stock Compensation Programs from the years 2000 to 2002. This option is not necessary for comparable Stock Compensation
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Agenda     11
Programs of the years 2003 and 2004 because these programs are not geared to the issue of shares but exclusively payment in cash. The employee stock compensation program launched in 2005 is also not subject of the resolution.
The grant of stock options or subscription rights to employees and managerial employees entitling them to buy Company stock under certain conditions is one of the customary internationally recognized methods of compensation. This creates incentive to increase the value of the company even more by outstanding work thereby promoting, in the interest of the Stockholders and the Company, the performance of the Company’s shares on the stock market also in comparison to other companies. At the same time, qualified employees and management will be attracted to the Bayer Group and also stay long-term with the Company. In view of this goal, the shares purchased for purposes of satisfying the Stock Compensation Programs of 2000-2002 in the event of sale may not be offered to the Stockholders but only to the participants of the Stock Compensation Programs 2000–2002.
All of the material terms of the relevant Stock Compensation Programs are set forth in the proposed resolution. Therefore, only the most important provisions are outlined below:
The proposed authorization allows the Company to use its Company shares for satisfying claims of SPP Module 1 and the SIP.
The Stock Compensation Programs using the Company’s own shares as proposed for Stockholders’ Meeting authorization, have two or three main features which are of particular interest to the Company and its Stockholders:
The first main feature relates to the respective holding periods by which managerial and non-managerial employees are bound to the Bayer Group for the medium to long term. These holding periods are longer than those stipulated by the Stock Option Programs of other companies, in some cases significantly so.
The second main feature relates to the participant’s personal investment. Only if eligible managerial and non-managerial employees invest on their own account and hence at their own risk in shares of the Company, can they participate in the Stock Compensation Programs as described above. This gives the Stock Compensation Programs particular significance and particular weight in a way that distinguishes them from many other stock compensation programs of other companies. Managerial and non-managerial employees not only have the opportunity to share in the growing value of the Company through their own individual performance. They also — like the stockholders — participate in the risk by investing their own money.
Finally, the third main feature relates to the further conditions for exercising the options.
Two modules are available to participants in the SPP. While Module 2, on which it is not necessary to pass a resolution here, has features of a typical employee stock compensation program and which under § 71(1) no. 2 of the German Stock Corporation Act (Aktiengesetz) uses the Company’s own shares, acquired on the market by the Board of Management, Module 1 goes beyond § 71(1) no. 2 of the German Stock Corporation Act (Aktiengesetz) and is an innovative type of employee share ownership scheme which makes the granting of further shares in the Company conditional on the employee remaining with the Bayer Group and on making a personal investment.
Bayer AG Annual Stockholders’ Meeting 2006

12            Agenda
Participants in the sip only receive incentive shares for tranches up until including 2002 if the performance of the shares of the Company (based on the total return) exceeds that of the Dow Jones euro stoxx 50sm (performance index) over the reference period. The managerial employees of the Bayer Group are therefore willing to measure their performance against that of other leading listed companies in the European Economic Area.
The Stock Compensation Programs represent remuneration elements, which, in the interest of enhancing motivation, increase the amount of existing flexible remuneration components and should help enhance Bayer’s corporate value in the long term. At the time the Incentive Shares are granted, the managerial employee has already earned this remuneration, i.e. the shares of the Company, through his own efforts so that the shares are issued to him free of charge.
Calculation of the fair value (i.e., the market value of the incentive claims) is based on an international standard practice of using the option price theory (Black/Scholes Model) which takes into account the volatility of the stock returns, the due date of the incentive claim, the market interest rate, as well as the expected dividends of Bayer shares. Using this calculation method, the incentive claim amounts approximate as follows:

Program	Estimated Intrinsic Value (in Euro)
Module 1 of SPP	approximately 14 million
SIP	approximately 3.1 million

In 2005, no bonus stock was issued to employees or managerial employees under the SPP Module 1 incentive plan or the SIP incentive plan.
Finally, the authorization allows the Company to redeem Company shares without a further resolution of the Stockholders’ Meeting. It is also common to grant such authorization. It allows the Company to react appropriately and flexibly in any particular capital market situation.
In the event the authorization is exercised, the Board of Management shall report such at the following Stockholders’ Meeting.
***
7. Approval of the Control and Profit Transfer Agreement between the Company and Bayfin GmbH
The Board of Management and the Supervisory Board propose to approve the Control and Profit Transfer Agreement between the Company and Bayfin GmbH dated March 2, 2006.
On March 2, 2006 the Company (“Bayer”) and Bayfin GmbH (“Bayfin”) entered into a Control and Profit Transfer Agreement. The Control and Profit Transfer Agreement has the following content:
§ 1
Management
     (1) Bayfin shall subordinate the management of its company to Bayer. Bayer is thus entitled to instruct Bayfin’s Management Board with respect to the management of the company.
     (2) Bayer shall exercise its right to give instruction only through its Board of Management. Instructions must be in writing.
Bayer AG Annual Stockholders’ Meeting 2006

Agenda            13
§ 2
Profit Transfer
     (1) Bayfin agrees to transfer its entire profit to Bayer. This obligation becomes first effective for the entire profit of the fiscal year beginning on January 1, 2006. Except for the setting up or reversal of retained earnings pursuant to § 2 (2) below, the year’s net income before transfer of profit less any losses carried forward from the previous year is to be transferred.
     (2) Upon consent by Bayer, Bayfin may appropriate funds from the year’s net income to other retained earnings (§ 272 (3) German Commercial Code (Handelgesetzbuch)) if this is permissible under the German Commercial Code and would be considered commercially reasonable by a prudent businessman. Upon Bayer’s request, other retained earnings pursuant to § 272 (3) of the German Commercial Code (Handelgesetzbuch) set up during the life of this Agreement shall be reversed and applied against any year’s net losses or be transferred as profits. There shall be no transfer of funds from the reversal of other retained earnings pursuant to § 272 (3) of the German Commercial Code (Handelgesetzbuch) existing before this Agreement becomes effective or from capital reserves. § 301 of the German Stock Corporation Act (Aktiengesetz) shall apply analogously.
§ 3
Assumption of Loss
Bayer has a duty towards Bayfin to assume losses under analogous application of the provisions of § 302 of the German Stock Corporation Act (Aktiengesetz ) concerning profit transfer agreements.
§ 4
Effective Date and Term
     (1) This Agreement requires the approval of the Shareholders’ Meeting of Bayfin and the Stockholders’ Meeting of Bayer.
     (2) The Agreement shall become effective upon its entry into the commercial register at Bayfin’s registered office and, except for the right to give instructions, shall apply retroactively as of January 1, 2006. The right to instruct may be first exercised upon entry of the Agreement in the commercial register located at the registered office of Bayfin.
     (3) The Agreement may be terminated by giving six-months notice as of the end of any fiscal year however not before expiration of December 31, 2010. If the Agreement is not terminated, then, subject to the same notice period, it is automatically extended for one year respectively.
     (4) The right to terminate the Agreement for cause without notice shall remains unaffected. In particular, Bayer shall be entitled to terminate for cause if it no longer owns a majority interest in Bayfin or if another person acquires a shareholding interest in Bayfin.
§ 5
Miscellaneous
     The invalidity or infeasibility of one or more provisions of this Agreement shall not affect the validity of the remaining provisions.
The Control and Profit Transfer Agreement is described and explained in more detail in the Joint Agreement Report of the Management Board of the Company and the Management of Bayfin GmbH.
8 . Appointment of Auditors
The Supervisory Board proposes that Pricewater-houseCoopers Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen, Germany be appointed as auditors for the 2006 fiscal year.
***
Bayer AG Annual Stockholders’ Meeting 2006

14            Agenda
Upon giving notice of the Stockholders’ Meeting, in particular the documents listed below will be available for inspection by the Stockholders on the Company’s business premises Building Q 26 (Legal Department), Kaiser-Wilhelm-Allee, 51368 Leverkusen, Germany. Upon request of any Stockholder, copies of the same will be provided without undue delay and without charge. They may also be viewed in the internet under www.asm2006.bayer.com:
• Annual Financial Statements, Bayer Group Financial Statements, the Management Reports of Bayer AG and the Bayer Group, report of the Supervisory Board, proposal by the Board of Management for distribution of the balance sheet profit (Agenda Item 1)
• Report of the Board of Management pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) sentence 2 of the German Stock Corporation Act (Aktiengesetz) (Agenda Item 4 Resolution a))
• Report of the Board of Management pursuant to § 203 (2) in conjunction with § 186 (4) sentence 2 of the German Stock Corporation Act (Aktiengesetz) (Agenda Item 4 Resolution b)
• Report of the Board of Management pursuant to § 71 (1) no. 8 of the German Stock Corporation Act (Aktiengesetz) in conjunction with § 186 (4) sentence 2 German Stock Corporation Act (Aktiengesetz) (Agenda Item 6)
• Control and Profit Transfer Agreement between the Company and Bayfin GmbH, Joint Agreement Report concerning the Control and Profit Transfer Agreement between the Company and Bayfin GmbH, Annual Statements, and Management Report of the Company as well as the Annual Financial Statements of Bayfin GmbH for the last 3 fiscal years respectively (Agenda Item 7)
Stockholders’ Meeting Attendance
Requirements for entitlement of Stockholders to attend the Stockholders’ Meeting and to exercise voting rights have been amended by the Company Integrity and Modernization of the Right to Contest Act (UMAG), which became effective on November 1, 2005 and the corresponding amendments to the Company’s Articles of Incorporation.
Accordingly, those Stockholders are entitled to attend the Stockholders’ Meeting and exercise voting rights who, at latest, upon expiration of April 21, 2006 (24:00 hours CEST) are registered at the Company under the following address
Bayer Aktiengesellschaft
c/o Deutsche Bank AG
General Meetings
60272 Frankfurt am Main
Facsimile: +49 (0)69 / 910-86045
e-Mail: WP.HV@ETB-AG.COM
and have showed under such address certification issued by a depositary institution showing stock ownership in the Company at the beginning of April 7, 2006 (00:00 hours CEST). The registration and certification of stock ownership must be in text form and in the German or English language.
Registration does not restrict Stockholders to transfer its shares or block its shares.
Proxy
Stockholders may appoint an individual or a stockholders’ association as proxy to exercise their voting rights.
The Company is offering its Stockholders the opportunity to appoint a Company-nominated proxy who is bound by instructions of the Stockholders
Bayer AG Annual Stockholders’ Meeting 2006

Agenda   15
before the Stockholders’ Meeting. In order to appoint Company-nominated proxies. Stockholders need an admission ticket to the Stockholders’ Meeting. To ensure that the admission ticket is received in good time. Stockholders should place their order with the depositary institutions as early as possible.
If Company-nominated proxies are appointed, they must be given instructions on exercising voting rights. Without such instructions the authorization is invalid. The proxies are obligated to vote as instructed.
Authorization of, and instructions to the Company-nominated proxies may be given in writing or alternatively, in a manner specified by the Company, electronically via the internet.
Detailed information on authorizing and instructing Company-nominated proxies can be found on the admission ticket to the Stockholders’ Meeting. This information may also be viewed on the internet at www.asm2006.bayer.com.
Partial Broadcast of the Stockholders’ Meeting in the Internet
All Stockholders of the Company as well as the interested public may view Board of Management Chairman’s speech at the Stockholders’ Meeting on April 28, 2006 at approximately 10:15 hours live in the internet under www.asm2006.bayer.com. There will be no further picture and sound broadcast of the Stockholders’ Meeting.
Stockholder Counter-Motions and Election Nominations
Counter-motions or election nominations duly submitted by Stockholders regarding specific items of the Agenda must be submitted exclusively to the following address:
Bayer Aktiengesellschaft
Gebäude Q 26
(Legal Department/Rechtsabteilung)
Kaiser-Wilhelm-Allee
51368 Leverkusen, Germany
Facsimile: + 49 (0) 214 / 30-56524
Counter-motions or election nominations submitted by Stockholders that are received by the expiration of April 13, 2006 (24:00 hours cest) at the aforesaid address will be published promptly on the internet at www.asm2006.bayer.com. Counter-motions or nominations for election submitted by Stockholders sent to different addresses or received late will not be considered.
Leverkusen, March 2006
Bayer Aktiengesellschaft
The Board of Management
This notice is a convenience translation. For the relevant legal document, please refer to the original German version which is published in the Internet under www.ebundesanzeiger.de.
Bayer AG Annual Stockholders’ Meeting 2006

16  Masthead
MASTHEAD
The complete financial statements of the Bayer Group have been examined by the auditors, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, who have issued an unqualified opinion. The complete Annual Report, which includes the financial statements of the Bayer Group, is published in English and German. The financial statements of Bayer AG are published separately in both languages. These publications and lists of Bayer’s direct and indirect holdings may be obtained on request from Bayer AG, Communications, 51368 Leverkusen, Germany.
Publisher
Bayer AG, 51368 Leverkusen,
Germany
Editor
Ute Bode, phone ++49/214/30-58992
Email: ute.bode.ub@bayer-ag.de
English edition
Bayer Industry Services GmbH & Co. OHG
Central Language Service
Investor Relations
Peter Dahlhoff, phone ++49/214/30-33022
Email: peter.dahlhoff.pd1@bayer-ag.de
Date of publication
March 6, 2006
Bayer on the Internet
www.BAYER.com
ISSN 0343/1975
Forward-Looking Statements
This publication contains forward-looking statements. These statements use words like “believes”, “assumes”, “expects” or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements. These factors include, among other things:
•	downturns in the business cycle of the industries in which we compete;

•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

•	loss or reduction of patent protection for our products;

•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;

•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and

•	other factors identified in this publication.
These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the u.s. Securities and Exchange Commission (including our Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.
Bayer AG Annual Stockholders’ Meeting 2006

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft
(Registrant)

By:	/s/ ppa. Dr. Alexander Rosar Name: Dr. Alexander Rosar Title: Head of Investor Relations

By:	/s/ Dr. Armin Buchmeier

Name: Dr. Armin Buchmeier Title: Senior Counsel
Date: March 22, 2006